UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 18, 2013

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
(Exact name of registrant as specified in its charter)

Delaware	**001-32389**	**41-2111139**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

600 North Hurstbourne Parkway
Suite 300
Louisville, Kentucky 40222
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.02. Termination of a Material Definitive Agreement.

As previously announced, NTS Realty Holdings Limited Partnership (the "Company", "we", "us" or "our") and NTS Realty Capital, Inc. ("Realty Capital"), our managing general partner, entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of December 27, 2012, with NTS Merger Parent, LLC ("Parent"), an entity controlled by our founder and Chairman, J.D. Nichols, and our President and Chief Executive Officer, Brian F. Lavin, and NTS Merger Sub, LLC ("Merger Sub", and together with Mr. Nichols, Mr. Lavin, Parent and certain of their respective affiliates, the "Purchasers"), a wholly-owned subsidiary of Parent. Upon consummation of the transactions proposed in the Merger Agreement, Merger Sub would merge with and into the Company and the Company would continue as the surviving entity (the "Merger"). In connection with the Merger Agreement, we entered into a Voting and Support Agreement (the "Support Agreement") on December 27, 2012 with the Purchasers in which they agreed to vote their limited partnership units in the Company in favor of approving the Merger Agreement and the Merger.

On October 18, 2013, the special committee of Realty Capital's board of directors delivered notice ("Notice") to Parent and Merger Sub informing Parent and Merger Sub that the special committee, in consultation with its legal and financial advisors, has conducted a thorough review of the Company's rights and options under the Merger Agreement. Having completed this phase of its review and analysis, the special committee terminated the Merger Agreement pursuant to Section 7.1(b)(i) thereof as a result of the failure of the transactions contemplated by the Merger Agreement to close by September 30, 2013. In making this decision, the Special Committee weighed numerous factors, including the improving financial performance of the Company during the nine months that have passed since the execution of the Merger Agreement, and determined that, on balance, it was in the best interests of the unaffiliated holders of the Company's limited partnership units to terminate the Merger Agreement at this time. The Notice further provides that notwithstanding the termination, the special committee continues to consider additional potential actions, and reserves all of its rights. A copy of the Notice is attached to this report as Exhibit 99.2 and is incorporated herein by reference.

In connection with the termination of the Merger Agreement, the Support Agreement has also terminated pursuant to its terms. The material terms of the Merger Agreement and the Support Agreement are described in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 28, 2012, which descriptions are incorporated herein by reference.

On October 18, 2013, the Company issued a press release announcing the termination of the Merger Agreement discussed in Item 1.02 of this Current Report. A copy of this press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Forward Looking Statements

This document contains forward looking statements that can be identified by the use of words like "would," "believe," "expect," "may," "could," "intend," "project," "estimate," or "anticipate." These forward looking statements, implicitly or explicitly, include assumptions underlying the statements and other information with respect to the Company's beliefs, plans, objectives, goals, expectations, estimates, intentions, financial condition, results of operations, future performance and business, including its expectation of, and estimates with respect to, revenues, expenses, earnings, return of and on equity, return on assets, asset quality and other financial data and performance ratios. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond the Company's control. Important factors that would cause actual results to differ materially from expectations are disclosed under "Risk Factors" and elsewhere in the Company's most recent annual report on Form 10-K, which was filed on March 22, 2013, and registration statement on Form S-4, which became effective on October 27, 2004.

If one or more of the factors affecting forward looking information and statements proves incorrect, the Company's actual results of operations, financial condition or prospects could differ materially from those expressed in, or implied by, the forward looking information and statements contained in this document.

Item 9.01. Financial Statements and Exhibits.

(a) Financial Statements of Businesses Acquired: N/A
(b) Pro Forma Financial Information: N/A
(c) Shell Company Transactions: N/A
(d) Exhibits:
      99.1 Press release of NTS Realty Holdings Limited Partnership, dated October 18, 2013
      99.2 Notice of Merger Agreement Termination, dated October 18, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

By: NTS Realty Capital, Inc.
Its: Managing General Partner

By:



Name: Gregory A. Wells
Title: Executive Vice President and CFO
Date: October 18, 2013

EXHIBIT INDEX

(a)   Financial Statements of Businesses Acquired: N/A

(b)   Pro Forma Financial Information: N/A

(c)   Shell Company Transactions: N/A

(d)   Exhibits:

        99.1   Press release of NTS Realty Holdings Limited Partnership, dated October 18, 2013

        99.2   Notice of Merger Agreement Termination, dated October 18, 2013



600 North Hurstbourne Parkway
Suite 300
Louisville, Kentucky 40222
(502) 426-4800
Contact: Gregory A. Wells, Executive Vice President and CFO   Date: October 18, 2013

<u>**FOR IMMEDIATE RELEASE**</u>

NTS Realty Holdings Limited Partnership Announces Termination of Going Private Merger Agreement

Louisville, KY (October 18, 2013) (NYSE MKT: NLP) – NTS Realty Holdings Limited Partnership (the "Company") announced today that the special committee of the board of directors of NTS Realty Capital, Inc. ("Realty Capital"), the company's managing general partner, delivered notice ("Notice") to NTS Merger Parent, LLC ("Parent") and NTS Merger Sub, LLC ("Merger Sub") informing Parent and Merger Sub that the special committee, in consultation with its legal and financial advisors, has conducted a thorough review of the Company's rights and options under that certain Agreement and Plan of Merger (the "Merger Agreement"), dated as of December 27, 2012, among Parent, Merger Sub, Realty Capital and the Company. Having completed this phase of its review and analysis, the special committee terminated the Merger Agreement pursuant to Section 7.1(b)(i) thereof as a result of the failure of the transactions contemplated by the Merger Agreement to close by September 30, 2013. In making this decision, the Special Committee weighed numerous factors, including the improving financial performance of the Company during the nine months that have passed since the execution of the Merger Agreement, and determined that, on balance, it was in the best interests of the unaffiliated holders of the Company's limited partnership units to terminate the Merger Agreement at this time. The Notice further provides that notwithstanding the termination, the special committee continues to consider additional potential actions, and reserves all of its rights.

About NTS Realty Holdings Limited Partnership

The Company currently owns, wholly, as a tenant in common with unaffiliated co-owners, or through joint venture investments with affiliated and unaffiliated third parties, twenty-four properties comprised of fifteen multifamily properties, seven office buildings and business centers and two retail properties. The properties are located in and around Louisville and Lexington, Kentucky, Nashville and Memphis, Tennessee, Richmond, Virginia, Fort Lauderdale and Orlando, Florida, Indianapolis, Indiana and Atlanta, Georgia. The Company's limited partnership units are listed on the NYSE MKT platform under the trading symbol of "NLP."

Forward Looking Statements

This press release contains forward looking statements that can be identified by the use of words like "would," "believe," "expect," "may," "could," "intend," "project," "estimate," or "anticipate." These forward looking statements, implicitly or explicitly, include assumptions underlying the statements and other information with respect to the Company's beliefs, plans, objectives, goals, expectations, estimates, intentions, financial condition, results of operations, future performance and business, including its expectation of, and estimates with respect to, revenues, expenses, earnings, return of and on equity, return on assets, asset quality and other financial data and performance ratios. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond the Company's control. Important factors that would cause actual results to differ materially from expectations are disclosed under "Risk Factors" and elsewhere in the Company's most recent annual report on Form 10-K, which was filed on March 22, 2013, and registration statement on Form S-4, which became effective on October 27, 2004.

If one or more of the factors affecting forward looking information and statements proves incorrect, the Company's actual results of operations, financial condition or prospects could differ materially from those expressed in, or implied by, the forward looking information and statements contained in this press release.

Special Committee of the Board of Directors of NTS Realty Capital, Inc.,
Managing General Partner of NTS Realty Holdings Limited Partnership
600 North Hurstbourne Parkway, Suite 300
Louisville, Kentucky 40222

October 18, 2013

NTS Merger Parent, LLC
NTS Merger Sub, LLC
c/o Mr. J.D. Nichols and Mr. Brian Lavin
600 North Hurstbourne Parkway, Suite 300
Louisville, Kentucky 40222

Messrs. Nichols and Lavin:

Since September 30, 2013, the Special Committee of the Board of Directors NTS Realty Capital, Inc. ("Managing GP"), the managing general partner of NTS Realty Holdings Limited Partnership (the "Partnership"), in consultation with its legal and financial advisors, has conducted a thorough review of the Partnership's rights and options under that certain Agreement and Plan of Merger among Parent, Merger Sub, Managing GP and the Partnership dated December 27, 2012 (the "Merger Agreement") in an effort to determine what actions are in the best interests of the unaffiliated holders of the Partnership's Units at this juncture. This review included, but was not limited to, consideration of initiating litigation seeking specific performance of the Merger Agreement in accordance with its terms.

Having completed this phase of its review and analysis, the Special Committee hereby terminates the Merger Agreement pursuant to Section 7.1(b)(i) thereof as a result of the failure of the transactions contemplated by the Merger Agreement to close by September 30, 2013. In making this decision, the Special Committee weighed numerous factors, including the improving financial performance of the Partnership during the nine months that have passed since the execution of the Merger Agreement, and determined that, on balance, it was in the best interests of the unaffiliated holders of the Partnership's Units to terminate the Merger Agreement at this time.

Notwithstanding this termination, please note that the Special Committee continues to consider additional potential actions, and reserves all of its rights.

Sincerely,

Special Committee of the Board of Directors of
NTS Realty Capital, Inc.,
Managing General Partner of NTS Realty Holdings
Limited Partnership

By: /s/ *Mark D. Anderson*
    Name: Mark D. Anderson
    Title: Chairman

cc: Stephen H. Miller, Fore, Miller & Schwartz
       Cezar M. Froelich, Shefsky & Froelich, Ltd.
       Lee Eichen, Centerboard Securities, LLC
       C. Craig Bradley, Stites & Harbison PLLC